      As filed with the Securities and Exchange Commission on June 7, 1996
                                                       Registration No. 333-602
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 POST-EFFECTIVE
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                SHIVA CORPORATION
             (Exact name of registrant as specified in its charter)

                Massachusetts                                  04-2889151
(State or other jurisdiction of incorporation or    (I.R.S. employer identification number)
                organization)

                                 28 Crosby Drive
                                Bedford, MA 01730
                                 (617) 270-8300

          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            ------------------------

                                 FRANK A. INGARI
                      President and Chief Executive Officer
                                Shiva Corporation
                                 28 Crosby Drive
                                Bedford, MA 01730
                                 (617) 270-8300

          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                    Copy to:

                               LINDA DERENZO, ESQ.
                           Testa, Hurwitz & Thibeault
                                High Street Tower
                                 125 High Street
                                Boston, MA 02110
                                 (617) 248-7000

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest re-investment plans, please check the following
box.   / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

================================================================================
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                EXPLANATORY NOTE

     The Registrant has previously registered 339,161 shares of its Common Stock on a Registration Statement on Form S-3 (Registration Statement No. 333-602) to which this Post-Effective Amendment No. 1 relates. The Company has effected a two-for-one stock split in the form of a 100% stock dividend which was paid on April 22, 1996 to the stockholders of record on April 12, 1996 (the "Share Dividend"). Unless otherwise indicated, the information set forth herein reflects the Share Dividend.

                    SUBJECT TO COMPLETION: DATED JUNE 7, 1996

                                SHIVA CORPORATION

                            ------------------------

                                 678,322 SHARES

                                  COMMON STOCK

                            $.01 PAR VALUE PER SHARE

                            ------------------------

     This Prospectus relates to the resale of 678,322 shares of Common Stock, $.01 par value per share (the "Shares"), of Shiva Corporation (the "Company" or "Shiva") by certain selling stockholders (the "Selling Stockholders") who acquired the Shares in connection with the acquisition by Shiva of Spider Systems Limited. The Shares may be sold from time to time by the Selling Stockholders in brokers' transactions, to market makers or in block placements, at market prices prevailing at the time of sale or at prices otherwise negotiated. See "Selling Stockholders" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered and sold by the Selling Stockholders.


     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SHVA". On June 3, 1996, the last reported sale price for the Common Stock was $73.75.


                            ------------------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                            ------------------------


                  The date of this Prospectus is June __, 1996.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and North-West Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market, and such material may also be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

     The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Shiva Corporation, Attention: M. Elizabeth Potthoff, 28 Crosby Drive, Bedford, Massachusetts 01730. Telephone requests may be directed to M. Elizabeth Potthoff at (617) 270-8300.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference (File No. 0-24918):

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995.

     2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 1996.

     3. The description of the Company's Common Stock, $.01 par value per share, contained in the Registration Statement on Form 8-A filed under the Exchange Act and declared effective on November 17, 1994, including any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                   TRADEMARKS

     SHIVA[Registered Trademark], SHIVA WITH DESIGN[Registered Trademark] (Shiva's logo), NETMODEM/E[Registered Trademark], NETMODEM[Registered Trademark], LANROVER[Registered Trademark] and Spider[Registered Trademark] are registered trademarks of Shiva and Shiva PPP[Trademark], ShivaIntegrator[Trademark] and ShivaPort[Trademark] are trademarks of Shiva. This Prospectus also includes other trade names and marks of companies other than Shiva.

                                   THE COMPANY

     Shiva is a leader in the design, development, manufacture and sale of hardware and software products that enable transparent remote connectivity to enterprise networks from any location having access to switched analog or digital telephone service. Founded in 1985, Shiva has applied its expertise in internetworking, personal computer ("PC") software and telephony to pioneer the "remote node" approach to remote network access. Shiva's remote node solution enables a remote PC to access an existing network as a fully functional network node, thereby allowing users to access network resources from their remote PCs as if they were directly connected to the enterprise network. Shiva servers enable users to connect to computing resources from home, while traveling, or as part of a branch office or multi-user worksite.

     The Company offers a full line of remote access products. These include single-port servers for workgroups and multi-port servers for enterprise networks. The NetModem, LanRover and ShivaIntegrator product families provide telecommuters, mobile professionals and branch offices with dial-in access to Local Area Networks ("LANs") offering either transparent remote node PC-to-LAN connections or LAN-to-LAN dial up connections through both public and private telephone networks. The Company's technology also provides LAN-based users the ability to make dial-out connections from the desktop to the Internet or other on-line services. The Company also offers other communications products, such as the ShivaPort product family of communications servers, that permit users to connect terminals, printers, modems and other serial devices to Ethernet networks.

     In August 1995, the Company acquired Spider Systems Ltd. ("Spider"), a leading digital internetworking company based in Edinburgh, United Kingdom, in exchange for approximately 3,923,606 shares of Common Stock (the "Spider Acquisition"). The Spider Acquisition provided the Company with a range of advanced network access products incorporating Wide Area Network (WAN) technologies such as ISDN, X.25 and Frame Relay, as well as network integration services. The ShivaIntegrator and ShivaPort product families incorporate the Spider WAN technologies.

     Shiva markets its products in domestic and international markets through both direct and indirect distribution channels to reach a wide range of customers.

     The Company's principal offices are located at 28 Crosby Drive, Bedford, Massachusetts 01730, and the Company's telephone number is (617) 270-8300.


                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

ADVERSE EFFECT OF POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS;
SEASONALITY OF RESULTS OF OPERATIONS

     Shiva's quarterly operating results may vary significantly depending on factors such as the timing of significant orders, the timing of new product introductions by Shiva and its competitors and the mix of distribution channels through which Shiva's products are sold. Spider's quarterly operating results have historically been highly seasonal, with sales and earnings generally stronger in the six-month period ended March 31 of each year and generally weaker in the six-month period ended September 30 of each year. There can be no assurance that Shiva will be able to continue its growth in revenues or sustain its profitability on a quarterly or annual basis. Revenues can be difficult to forecast due to the early stage of development of the remote access market and the fact that the Company's sales cycle, from initial inquiry to trial to multiple product purchases, varies substantially from customer to customer. Shiva's expense levels are based, in part, on its expectations as to future revenues. If revenue levels are below expectations, operating results may be adversely affected. Moreover, Shiva's resellers typically stock significant levels of inventory, and the Company's revenues may fluctuate based on the level of the resellers' inventories in any particular quarter.

NEW PRODUCTS AND RAPID TECHNOLOGICAL CHANGE

     The market for Shiva's products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Shiva's future success will depend on its ability to enhance its existing products and to introduce new products and features to meet and adapt to changing customer requirements and emerging technologies. The Company has introduced a new high-end remote access switch, and any failure of this product to achieve market acceptance, could have a material adverse effect on the Company's financial condition or results of operations. In addition, there can be no assurance that Shiva will be successful in identifying, developing, manufacturing or marketing other new products or enhancing its existing products. Also, there can be no assurance that services, products or technologies developed by others will not render Shiva's products or technologies uncompetitive or obsolete. In addition, although the integration of people and technology following the Spider Acquisition is largely complete, longer term research and development activities, such as merging the respective software code bases, could cause a loss of momentum in other development activities which could have an adverse effect on new product introductions. Finally, the Company recently hired a Vice President, Research and Development. Since September 1995, the Company's Chief Executive Officer had been the Acting Vice President, Research and Development. There can be no assurance that the transition in research and development management or the lack of a full-time manager in this area before the position was filled will not cause delays in the Company's research and development efforts.

HIGHLY COMPETITIVE ENVIRONMENT

     The market for remote access products is highly competitive. The Company has numerous and diverse competitors, including traditional vendors of terminal servers, modems and remote control software, as well as suppliers of routers and companies that offer remote access solutions based on ISDN and other technologies. In addition, Shiva may encounter increased competition from operating system and network operating system vendors to the extent such vendors include full remote access capabilities in their products. The Company may also encounter competition from telephony service providers (such as AT&T or the regional Bell operating companies) that may offer remote access services through their telephone networks.

     The typical method of corporate remote access using Shiva's products involves a remote user establishing a connection directly to a remote access server located on the corporation's network. This method of remote access could migrate to one in which the remote user establishes a connection to a public network, such as the Internet, to which the corporate network is also connected. Increased competition from remote access service offerings through public networks could have a material adverse effect on the Company's business.

     The Spider Acquisition has added products to Shiva's portfolio that compete more directly with those offered by large internetworking and communications server companies than did Shiva's products prior to the Spider Acquisition. As a result, the Company is in more direct competition across a broader product line with these companies, many of whom have substantially greater resources than Shiva.

     Increased competition could result in price reductions and loss of market share which would adversely affect Shiva's revenues and profitability. Many of Shiva's current and potential competitors have greater financial, marketing, technical and other resources than Shiva. There can be no assurance that Shiva will be able to continue to compete successfully with its existing competitors or will be able to compete successfully with new competitors.

RISKS ASSOCIATED WITH THE INTEGRATION OF SPIDER


     Although the integration of people and technology following the Company's acquisition of Spider is largely complete, longer-term research and development activities, such as merging the respective software code bases, could cause a loss of momentum in other development activities which could have an adverse effect on new product introduction.


RISKS ASSOCIATED WITH INTERNATIONAL REVENUES, REGULATORY STANDARDS AND FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS

     The Company's international revenues accounted for approximately 47%, 52% and 55% of total revenues in fiscal 1995, 1994 and 1993, respectively. In addition to direct international sales, Shiva also sells products to U.S. original equipment manufacturers, such as IBM, that sell such products internationally. While many of Shiva's current products are designed to meet the regulatory standards of foreign markets, any inability to obtain foreign regulatory approvals with respect to future products on a timely basis could have an adverse effect on operating results. In addition, Shiva is subject to the usual risks of doing business abroad, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in enforcement of intellectual property rights and political uncertainties. To the extent that the Company makes sales denominated in currencies other than U.S. dollars, gains and losses on the conversion of such sales to U.S. dollars may in the future contribute to fluctuations in the Company's business and operating results. In addition, fluctuations in exchange rates could affect demand for the Company's products.

POTENTIAL VOLATILITY OF STOCK PRICE

     The Company's shares of Common Stock have been listed on the Nasdaq National Market since November 1994. The market price of the Common Stock has experienced variations during this period, ranging from a high of $74.75 to a low of $13.25, and there can be no assurance that the market price of the Common Stock will not experience similar fluctuations in the future or will not fall below such levels. The market price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, and market conditions in the industry, as well as general economic conditions. In addition, the stock market has experienced volatility that has particularly affected the market prices for many companies' stock and that often has been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the market price of the Company's Common Stock.

RELIANCE ON REMOTE ACCESS MARKET; EARLY STAGE OF MARKET; CLIENT SOFTWARE LICENSING STRATEGY

     Shiva currently devotes a significant portion of its research and development, manufacturing, marketing and sales resources to service the private and public remote access market and expects to continue to do so. Although Shiva believes that its concentrated focus provides it with competitive advantages in the remote access market, this focus also may leave the Company more vulnerable to a decline in the remote access market than companies with more diverse product offerings. Moreover, the Company's future financial performance will depend in large part on continued growth in the remote access market, which in turn will depend in part on the growth in the number of organizations utilizing remote access products and the number of applications developed for use with those products. There can be no assurance that these markets will continue to grow or that the Company will be able to respond effectively to the evolving requirements of these markets. Moreover, many of the Company's customers have not yet standardized upon any particular remote access solution, and there can be no assurance that Shiva's products will be the standard adopted by its customers.

     The Company grants unlimited use licenses of its client software, which operates solely with Shiva servers, as part of each sale of a remote access server. The Company is implementing a strategy of licensing a version of its client software that can also operate with non-Shiva servers to third-party vendors who desire to provide remote access functionality in their own product offerings. There can be no assurance that the Company will achieve significant revenues from the licensing of its client software.

POTENTIAL ADVERSE IMPACT OF PRODUCT RETURNS AND PRICE REDUCTIONS


     Shiva provides most of its distributors and resellers with product return rights for stock balancing or product evaluation. Shiva also provides most of its distributors and resellers with price protection rights. Stock balancing rights permit distributors to return products to Shiva for credit against future product purchases, within specified limits. Product evaluation rights permit end-users to return products to Shiva, through the distributor or reseller from whom such products were purchased, within 30 days of purchase if such end-user is not fully satisfied. Price protection rights require that Shiva grant retroactive price adjustments for inventories of Shiva products held by distributors or resellers if Shiva lowers its prices for such products. Revenues were reduced by provisions for product returns of $7.4 million, $7.1 million and $4.9 million in fiscal 1995, 1994 and 1993, respectively. Reserves for product returns were $4.6 million, $3.3 million, and $2.1 million at December 30, 1995, December 31, 1994 and January 1, 1994, respectively. Although Shiva believes that it has adequate reserves to cover product returns and price reductions, there can be no assurance that the Company will not experience significant returns or price protection adjustments in the future or that such reserves will be adequate to cover such returns and price reductions.


DEPENDENCE ON SUBCONTRACTORS AND SUPPLIERS

     Shiva is dependent on two subcontractors for the manufacture of significant portions of its remote access products. If these subcontractors were to become unable or unwilling to continue to manufacture Shiva's key products in required volumes, the Company would have to identify and qualify acceptable additional subcontractors. This qualification process could be lengthy and no assurances can be given that any additional sources will become available to the Company on a timely basis. In addition, the chipsets used in certain of Shiva's Token Ring connectivity products and modem products are currently available only from IBM and Rockwell, respectively. To date, Shiva has not experienced significant delays in the receipt of key components. Certain of the components of the ShivaIntegrator product line are currently available only from Intel, Motorola and Matra Harris. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, could result in delays or reductions in product shipments which, in turn, could have a material adverse effect on Shiva's results of operations.

     The Company's manufacturing strategy is to optimize cost, quality, delivery and flexibility to the Company's customer base through a leveraged external manufacturing model. This strategy allows capacity increases while avoiding the capital investment required to establish and maintain additional manufacturing facilities. The Company believes that this strategy allows it to focus its resources on product design, quality assurance, marketing, and customer support. Although the Company believes that new suppliers could be evaluated and integrated in a relatively short period of time, this strategy could lead to short-term product supply interruptions.

POTENTIAL ADVERSE EFFECT OF ANY INABILITY TO MANAGE GROWTH

     Shiva is currently experiencing a period of rapid growth which has placed, and could continue to place, a significant strain on its resources. This strain has been increased by the acquisition of Spider. If Shiva's management is unable to manage any future growth effectively, Shiva's results of operations could be adversely affected.

DEPENDENCE ON HIGHLY-SKILLED PERSONNEL

     Shiva believes that its future success will also depend in large part upon its ability to attract and retain highly skilled technical, managerial and marketing personnel including, in particular, additional management personnel in the areas of research and development and technical support. Competition for such personnel is intense. There can be no assurance that Shiva will be successful in attracting and retaining the personnel it requires to continue to grow.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

     Although Shiva believes that its continued success will depend primarily on continuing innovation, sales, marketing and technical expertise, the quality of product support and customer relations, Shiva must also protect the proprietary technology contained in its products. Shiva has applications pending for four United States patents but does not currently hold any patents, relying instead on a combination of copyright, trademark, trade secret laws and contractual provisions to establish and protect proprietary rights in its products. The Company typically enters into confidentiality and/or license agreements with its employees, strategic technology partners, indirect channel marketing partners, customers and suppliers and limits access to and distribution of its proprietary information.

     There can be no assurance that these protections will be adequate to deter misappropriation of the Company's technologies or independent third-party development of similar technologies. In addition, the laws of some countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

     The Company is subject to the risk of litigation alleging infringement of third-party intellectual property rights. There can be no assurance that third parties will not assert infringement claims against the Company with respect to current or future products. Any such assertion could require the Company to pay damages and could require the Company to develop non-infringing technology or acquire licenses to the technology that is the subject of asserted infringement resulting in product delays or increased costs or both.

ADVERSE EFFECT OF FLUCTUATIONS IN ECONOMIC AND MARKET CONDITIONS

     The demand for Shiva's products depends in large part upon the general demand for computer networks. General demand for computing related equipment fluctuates from time to time based on numerous factors, including capital spending levels and general economic conditions. The market for remote access products is relatively new, and therefore Shiva believes that current economic conditions have not had an adverse effect on its business. However, there can be no assurance that future declines of computer and related equipment sales, as a result of general economic conditions, or any other reason, would not have an adverse effect on the Company's results of operations.

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial numbers of shares of the Company's Common Stock in the public market could adversely affect the market price of the Common Stock.

POTENTIAL ADVERSE EFFECTS OF ANTI-TAKEOVER PROVISIONS; RIGHTS PLAN; POSSIBLE ISSUANCE OF PREFERRED STOCK

     The Company's Restated Articles of Organization and Restated By-laws contain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for, the Company. Moreover, the Company is subject to an anti-takeover provision of the Massachusetts General Laws which prohibits, subject to certain exceptions, a holder of 5% or more of the outstanding voting stock of the Company from engaging in certain activities with the Company, including a merger, stock or asset sale. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, the Company has adopted a Rights Plan pursuant to which the Company will distribute to its stockholders rights to purchase shares of junior participating preferred stock. Upon certain triggering events, such rights become exercisable to purchase the Company's Common Stock at a price substantially discounted from the then applicable market price of the Company's Common Stock. The Rights Plan could have the effect of discouraging a merger or tender offer involving the securities of the Company that is not approved by the Company's Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. Also, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock, although shares of Preferred Stock are reserved for issuance under the Rights Plan.

                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares of Common Stock by the Selling Stockholders.


                              SELLING STOCKHOLDERS

     The following table provides certain information with respect to the Shares held by each Selling Stockholder, certain of whom may be deemed to have been affiliates of Spider (the "Majority Stockholders") and others (the "Other Stockholders"). The Shares may be offered from time to time by any of the Selling Stockholders. Because the Selling Stockholders may sell all or any part of their Shares pursuant to this Prospectus, no estimate can be given as to the number of Shares that will be held by each Selling Stockholder upon termination of this offering. See "Plan of Distribution."

                                                                Number of Shares of           Number of Shares
                                                                    Common Stock              of Common Stock
                                                                 Beneficially Owned             Which May be
                          Name                               Prior to this Offering (1)     Sold in This Offering
                          ----                               --------------------------       ---------------------
MAJORITY STOCKHOLDERS

     Peter H. Howells (2)                                               2,116                      1,748

     W&J Burness (Trustees) Limited as Trustees of the
     Peter Palmer Liferent Trust (3)                                  144,780                    110,032

     Barnes Thomson Management Services Limited (4)                   106,386                     84,748

     Andrew Broughton Davis (5)                                       122,914                    103,538

     W&J Burness (Trustees) Limited as Trustees of the                                           206,778
     Nicholas Felisiak Liferent Trust (6)                             222,530

     William Martin Ritchie                                            53,150                     40,000

     W&J Burness (Trustees) Limited as Trustees of the
         DJ Martin Liferent Trust (7)                                 119,396                    106,366

     Wm. Martin Ritchie and Mrs. Mairi Ritchie as
         Trustees of the W M Ritchie Liferent Trust (8)                16,344                     12,000

     Graham A.D. Wallace                                                8,818                      6,068

OTHER STOCKHOLDERS

     Keith Richard Smith                                                1,204                        586

     Mahmood Nasir                                                      1,344                      1,262

     Horst Roedel                                                       1,032                        968

     Nigel Chappel                                                      1,032                        968

     Lynn Hammond                                                         720                        676

     Phillip Perkins                                                      720                        676

     Craig Stabler                                                        648                        608

     Phil Cantore                                                         408                        382

     Brian Gavin                                                          216                        202

     Julian Welch                                                         216                        202



     Mike Fogg                                                            216                        202

     Lawrence Dearling                                                    168                        156

     Paul Elliott                                                          96                         90

     Adalbert Reidl                                                        72                         66

                  TOTAL:                                              804,526                    678,322
                                                                      =======                    =======

- ---------------------

(1)    Includes certain shares held in escrow.

(2)    Mr. Howells serves as the Company's Vice President, Network Integration Group.

(3) The Trustees of such trust have the sole authority to hold or dispose of, and to vote all securities held by the trust. The income of the trust is payable to Peter Palmer and charitable beneficiaries; the principal of such trust may be paid to Mr. Palmer and charitable beneficiaries at the discretion of the Trustees.

(4) Barnes Thomson Management Services Limited is the general partner of Syntech Information Technology Second Fund (the "Fund"), an investment partnership formed under the laws of the United Kingdom, and holds such shares for the benefit of its partners. The limited partners of the Fund include Coal Pension Venture Nominees Limited (formerly known as CIN Venture Nominees Limited), Railway Pension Venture Capital Limited and NatWest Ventures Investments Limited.

(5) Includes 36,194 shares owned by the A.B. Davis Liferent Trust of which Mr. Davis and Valerie June Wilson are co-trustees. The Trustees of such trust have the sole authority to hold or dispose of, and to vote all securities held by the trust. The income of the trust is payable to Mr. Davis; the principal of such trust may be paid to Mr. Davis at the discretion of the Trustees.
(6) The Trustees of such trust have the sole authority to hold or dispose of, and to vote all securities held by the trust. The income of the trust is payable to Nicholas C. Felisiak; the principal of such trust may be paid to Mr. Felisiak at the discretion of the Trustees.

(7) The Trustees of such trusts have the sole authority to hold or dispose of, and to vote all securities held by the trusts. The income of the trusts is payable, respectively, to D. John M. Martin, and each of his children; the principal of such trusts may be paid to such persons at the discretion of the Trustees.

(8) The Trustees of such trusts have the sole authority to hold or dispose of, and to vote all securities held by the trusts. The income of the trusts is payable, respectively, to Wm. Martin Ritchie and each of his children; the principal of such trusts may be paid to such persons at the discretion of the Trustees.


     In June 1995, the Company entered into an agreement to acquire Spider Systems Limited ("Spider"), a leading digital internetworking company based in Edinburgh, U.K., through the issuance of approximately 3,923,606 shares of its common stock (the "Spider Acquisition"). The Spider Acquisition was completed on August 22, 1995, and has been accounted for as a pooling of interests. Approximately 235,428 of the 3,923,606 shares of Common Stock issued in the Spider Acquisition were placed in escrow (the "Escrow Shares") to satisfy any indemnification claims brought by Shiva based on a breach of any of the representations and warranties relating to the business of Spider and a possible claim against Spider by former employees of Spider relating to the purchase last year by the Spider ESOP Trust of their Spider ordinary shares. This Prospectus does not relate to the Escrow Shares.

     In connection with the Spider Acquisition, certain stockholders of Spider, including the Majority Stockholders, executed a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which they were granted certain registration rights for the Common Stock of the Company issued pursuant to the Spider Acquisition. The Company is fulfilling its obligations under the terms of the Registration Rights Agreement in connection with the registration of the Shares being offered pursuant to this Prospectus.

     The Spider Acquisition is more fully described in the Company's Current Report on Form 8-K dated as of August 22, 1995.


                              PLAN OF DISTRIBUTION

     The Shares offered hereby are being sold by the Selling Stockholders for their own accounts. The Company will receive none of the proceeds from this offering.

     The Shares covered by this Prospectus may be sold by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Shares may be sold by one or more of the following: (a) one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the Shares held by a Selling Stockholder as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. The Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers will receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the Selling Stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Such brokers or dealers or other participating brokers or dealers and the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in connection with such sales.

     Any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Company intends to maintain the effectiveness of this Prospectus for approximately a 120 day period; provided, however, that if at certain times the Company is in possession of material nonpublic information that it determines in good faith that it is not advisable to disclose in a registration statement but which information would otherwise be required by the Securities Act to be disclosed in a registration statement, then Shiva may by written notice immediately suspend the right of the Selling Stockholders to sell shares pursuant to this registration statement.

     The Registration Rights Agreement entered into by the Company and certain of the Selling Stockholders provides that the Company will indemnify such Selling Stockholders for any losses incurred by them in connection with actions arising from any untrue statement of a material fact in the Registration Statement or any omission of a material fact required therein, unless such statement or omission was made in reliance on written information furnished to the Company by the Selling Stockholders. Similarly, such agreements provide that each Selling Stockholder will indemnify the Company and its officers and directors for any losses incurred by them in connection with any actions arising from any untrue statement of material fact in the Registration Statement or any omission of a material fact required therein, if such statement or omission was made in reliance on written information furnished to the Company by such Selling Stockholders. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

     The Company will inform the Selling Stockholders that the antimanipulative rules under the Securities and Exchange Act of 1934 (Rules 10b-5 and 10b-6) may apply to sales in the market and will furnish upon request the Selling Stockholders with a copy of these Rules. The Company will also inform the Selling Stockholders of the need for delivery of copies of this Prospectus.


                                  LEGAL MATTERS

     Legal matters in connection with the validity of the issuance of the securities offered hereby have been passed upon for the Company by Testa, Hurwitz & Thibeault, High Street Tower, 125 High Street, Boston, Massachusetts 02110. Certain attorneys at Testa, Hurwitz & Thibeault own an aggregate of 1,600 shares of Common Stock.


                                     EXPERTS


     The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given the authority of said firm as experts in auditing and accounting.

================================================================================

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, any securities other than the registered securities to which it relates, or an offer to or solicitation of any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                                 ---------------


                TABLE OF CONTENTS

                                                 Page
                                                 ----
Available Information...........................   2
Incorporation of Certain Information
   by Reference.................................   2
Trademarks......................................   3
The Company.....................................   4
Risk Factors....................................   4
Use of Proceeds.................................   9
Selling Stockholders............................   9
Plan of Distribution............................  12
Legal Matters...................................  13
Experts.........................................  14

================================================================================

================================================================================


                                 678,322 Shares



                                Shiva Corporation



                                  Common Stock


                                 ---------------

                                   PROSPECTUS

                                 ---------------



                                  June __, 1996




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the distribution of the securities being registered are:
            SEC registration fee........................    $ 7,207
            Legal fees and expenses.....................     20,000
            Accounting fees and expenses................     15,000
            Miscellaneous ..............................      2,793
                                                            -------

            Total.......................................    $45,000
                                                            =======

None of the above expenses will be paid by the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

               Section 67 of Chapter 156B of the Massachusetts General Laws ("Section 67") provides that a corporation may indemnify its directors and officers to the extent specified in or authorized by: (i) the articles of organization, (ii) a by-law adopted by the stockholders, or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. In all instances, the extent to which a corporation provides indemnification to its directors and officers under Section 67 is optional. In its Restated By-Laws, the Company has elected to commit to provide indemnification to its directors and officers in specified circumstances. Generally, Article V, Section 2 of the Company's Restated By-laws indemnifies directors and officers of the Company against liabilities and expenses arising out of legal proceedings brought against them by reason of their status as directors or officers or by reason of their agreeing to serve, at the request of the Company, as a director or officer with another organization. Under this provision, a director or officer of the Company shall be indemnified by the Company for all costs and expenses (including attorneys' fees), judgments, liabilities and amounts paid in settlement of such proceedings, liabilities and amounts paid in settlement of such proceedings, even if he is not successful on the merits, if he acted in good faith in the reasonable belief that his action was in the best interest of the Company. The board of directors may authorize advancing litigation expenses to a director or officer at his request upon receipt of an undertaking by such director or officer to repay such expenses if it is ultimately determined that he is not entitled to indemnification for such expenses.

               Article 6 of the Company's Restated Articles of Organization eliminates the personal liability of the Company's directors to the Company or its stockholders for monetary damages for breach of a director's fiduciary duty, except to the extent Chapter 156B of the Massachusetts General Laws prohibits the elimination or limitation of such liability.

               The "Recommended Offers by Dundas and Wilson CS on behalf of Shiva Corporation" dated June 16, 1995 (the "Offer Document") provides that the Majority Stockholders (as defined therein) will indemnify the Company and its officers and directors with respect to the statements of the business and affairs of Spider as set forth in the Offer Document. Any indemnification pursuant to this section shall be limited to the shares of Common Stock held in escrow following the closing date. In addition, each Majority Stockholder, severally and not jointly, has agreed to indemnify the Company and its officers and directors against and has agreed to hold the Company and its officers and directors harmless from any and all damage, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit or proceeding) ("Loss") incurred or suffered by the Company and its officers and directors arising out of any misrepresentation or breach of a warranty made by such Majority Stockholder pursuant to the Agreement and Undertaking dated as of June 13, 1995, provided that (i) a Majority Stockholder shall only be liable for any misrepresentations or breaches of warranties made by himself or itself and
(ii) a Majority Stockholder's maximum liability shall not extend beyond the number of shares of the Company's Common Stock received by such Majority Stockholder in connection with the Spider Acquisition (including shares of the Company's Common Stock held in escrow on his or its behalf.)

               The Registration Rights Agreement provides for indemnification by the Selling Stockholders of directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Act, under certain circumstances.

               The Company has obtained directors and officer's liability insurance for the benefit of its directors and certain of its officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

           EXHIBITS:
           ---------

           2.3**      Agreement and Undertaking dated as of June 13, 1995 between the Registrant, Spider, Certain
                      Shareholders of Spider and the Executive Directors of Spider.

           2.4**      Recommended Offers by Dundas & Wilson CS on behalf of Shiva Corporation for the whole of the issued and to be issued share capital of Spider Systems Limited.

           4.1+       Form of Restated Articles of Organization of the Registrant.

           4.2*       Form of Restated By-laws of the Registrant.

           4.3**      Registration Rights Agreement dated as of June 13, 1995 between the Registrant and the shareholders named therein.

           4.4***     Rights Agreement, dated as of September 29, 1995, between Shiva Corporation and American
                      Stock Transfer & Trust Company, which includes as Exhibit A, the Form of Certificate of Vote of Directors Establishing a Series of a Class of Stock, as Exhibit B, the Form of Rights
                      Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Stock.

           4.5****    Specimen certificate representing the Common Stock.

           5.1+       Opinion of Testa, Hurwitz & Thibeault.

           24.1****   Consent of Price Waterhouse LLP.

           24.2****   Consent of Coopers & Lybrand LLP.

           24.3+      Consent of Testa, Hurwitz & Thibeault (contained in Exhibit 5.1).

           25.1+      Power of Attorney (contained on page II-4 of this Registration Statement).


     -------------------

     * Incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 33-84884).

     ** Incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 33-94134).

     *** Incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 33-97216).

     **** Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 30, 1995.

     +    Previously filed.

ITEM 17.  UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person or the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedford, Commonwealth of Massachusetts, on the 4th day of June, 1996.


                                 SHIVA CORPORATION


                                 By: /s/ Cynthia M. Deysher
                                     ------------------------------
                                     Cynthia M. Deysher, Senior Vice President,
                                     Finance and Administration and Chief
                                     Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the date indicated:

     Signatures                                      Title(s)                                 Date
     ----------                                      --------                                 ----

        *                               President, Chief Executive Officer                 June 4, 1996
- ------------------------                and Chairman of the Board of
Frank A. Ingari                         Directors (principal executive
                                        officer)


/s/ Cynthia M. Deysher                  Senior Vice President, Finance and                 June 4, 1996
- ------------------------                Administration and Chief Financial
Cynthia M. Deysher                      Officer (principal financial and
                                        accounting officer)


        *                               Director                                           June 4, 1996
- ------------------------
David C. Cole

        *                               Director                                           June 4, 1996
- ------------------------
L. John Doerr

        *                               Director                                           June 4, 1996
- ------------------------
Henry F. McCance

        *                               Director                                           June 4, 1996
- ------------------------
Paul C. O'Brien

        *                               Director                                           June 4, 1996
- ------------------------
Mitchell E. Kertzman

*  By:  /s/ Cynthia M. Deysher
        -----------------------
            Cynthia M. Deysher
             Attorney-in-Fact
